

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com



10016281

August 3, 2010

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs: CI Fund Management Inc.

Re: ~~CI Financial Corp.~~ (the "Company"), as successor to CI Financial Inc. and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SAM/ih
Encls.

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CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports sales and assets for June

TORONTO (July 5, 2010) – CI Financial Corp. ("CI") today reported gross retail sales of $741 million and net sales of $24 million for the month of June. Assets under management at June 30, 2010 were $64.6 billion.

Net sales consisted of $36 million in net sales of long-term funds and $12 million in net redemptions in money market funds. For the year-to-date, CI had gross retail sales of $5.4 billion and net sales of $1.0 billion.

Total fee-earning assets at June 30, 2010 were $85.6 billion, down 2.1% during the month. Assets under management consisted of retail investment funds at CI Investments Inc. of $61.3 billion and institutional assets of $3.4 billion. CI also reported assets under administration at Assante Wealth Management (Canada) Ltd. of $20.3 billion, and other fee-earning assets of $631 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI Financial **News Release**

CI FINANCIAL CORP. June 30, 2010 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Long-term funds	$670	$634	$36
Short-term funds	$71	$83	-$12
TOTAL RETAIL FUNDS	$741	$717	$24

FEE-EARNING ASSETS	May 31/10 (millions)	June 30/10 (millions)	% Change
Retail assets under management	$62,626	$61,264	-2.2%
Institutional managed assets	3,352	3,370	0.5%
TOTAL assets under management	$65,978	$64,634	-2.0%
Assante assets under administration*	20,839	20,321	-2.5%
CI other fee-earning assets	638	631	-1.1%
TOTAL FEE-EARNING ASSETS	$87,455	$85,586	-2.1%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	May 31/10 (millions)	June 30/10 (millions)	% Change
Monthly average retail assets	$63,083	$62,498	-0.9%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	March 31/10 (millions)	June 30/10 (millions)	% Change
Quarterly average retail assets	$62,849	$63,515	1.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2009 (millions)	Fiscal 2010 (millions)	% Change
Fiscal year average retail assets	$55,430	$63,183	14.0%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	288,079,852	Debt Outstanding	$670
QTD weighted avg. shares	289,662,141	Cash and marketable securities	(46)
Yield at $17.80	4.4%	Net debt outstanding	$624
In-the-money options	4,250,665		
Percentage of all options	61%	Terminal redemption value of funds	$802
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	($8)

* Includes CI Investments and United Financial investment fund assets administered by Assante advisors.
** Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($21.50) to June 30, 2010 ($17.80).

ESTIMATED GEOGRAPHIC EXPOSURE OF AUM			
Canada	52%	Asia	3%
United States	24%	Other	3%
Europe	9%	Cash	9%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President
CI Financial Corp.
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending July 31, 2010

Toronto, July 6, 2010 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending July 31, 2010 of $0.04167 per Priority Equity Share payable on July 30, 2010 to unitholders of record as at July 15, 2010.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending July 31, 2010

Toronto, July 21, 2010 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending July 31, 2010 payable on August 16, 2010 to unitholders of record as at July 30, 2010:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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